From:    Rubenstein, Marc A.
 Sent:    Monday, April 30, 2007 11:12 PM To:    [SEC]
 Cc:    Christoph Westphal; 'Garen Bohlin'; 'Paul Brannelly'; michael.donovan1@ey.com; 'richard.truesdell@dpw.com'
 Subject:    Sirtris Pharmaceuticals, Inc.

Dear Mary and Dana:

        Thank you very much for taking the time to speak with us this morning about Sirtris Pharmaceuticals, Inc. (the "Company"). As a result of our conversation this morning, the Company intends to:

  •
  Modify its proposed disclosure to remove any reference to "median" with respect to the market capitalization of comparable biotechnology companies and to clarify that it began its analysis using the market capitalizations of comparable companies but considered other factors as well.

  •
  Reduce the data set of biotechnology companies to include only phase 1 and 2 companies that have completed their IPO's since January 1, 2005.

  •
  Increase the probability weighting for an IPO in the Probability Weighted Expected Return ("PWR") method to 85% in February 2007 and 95% in March 2007.

        As we discussed this morning, I am attaching for your review the following materials:

          A slightly revised version of the spreadsheets that were sent to you earlier today;

          Exhibit A that explains how the data in each column of the "Tab 2" spreadsheet was derived;

          Exhibit B that explains the Company's valuation methodology and;

          Exhibit C that shows a markup of the portion of MD&A regarding Stock-based compensation expense showing the manner in which the Company intends to amend that section in response to comments that were received and our conversation this morning.

        As we discussed this morning, we would like to speak with you about these materials at your earliest convenience and are available anytime tomorrow (Tuesday) afternoon to speak with you. Please let us know when you would be available to speak with us.

        Thank you again for your time and consideration as we work with you to finalize our filing.

Very truly yours,

Marc Rubenstein

Marc A. Rubenstein
Ropes & Gray LLP
 One International Place -- Boston, MA 02110 -- Tel: 617-951-7826
Fax: 617-951-7050 -- Email: Marc.Rubenstein@ropesgray.com

Exhibit A

Sirtris Pharmaceuticals, Inc
Enterprise Values of Biotech IPOs since 2005

			IPO Pre-Money Valuations (in thousands)
Number	Company	IPO Date	All Biotechs	Phase 1 since 1/05	Phase 1 and 2 since 1/05	Phase 1 since 1/06	Phase 1 and 2 since 1/06	Clinical Trials
1	Viacell	1/21/05	200,000	200,000	200,000			p1-stem cell transplant, also had > $30m in revenue
2	Gentium	1/24/05	48,000		48,000			p2-phenoxodiol
3	Favrille	2/2/05	99,000					p3-non hodgkin's lymphoma
4	Icagen	2/3/05	132,000		132,000			p2-completed for sickle cell
5	Threshold	2/10/05	167,000					1 drug marketed for hypertension, 4 additional com
6	CardiaVascular Biotherapeutics	2/11/05	1,211,000					p3-insomnia, 5 products in trials
7	Aspreva	3/4/05	283,000					4 drugs in clinical trials including 2 in late sta
8	Xenoport	6/2/05	149,000		149,000			p1/2-Pancreatic Cancer, p2-BPH, p1-Tumors
9	Advanced Life Sciences	8/5/05	54,000					p3-pneumonia, p2-HIV
10	Coley	8/10/05	301,000					p2-cancer, 3 p1-Hep C, asthma, cancer
11	Somaxon	8/15/05	143,000					p3-insomnia, p2-gambling,p2-smoking
12	Sunesis	9/27/05	107,000					p3-urinary tract infection, p1-bacteria in CF
13	Avalon	9/29/05	59,000	59,000	59,000			p1-inlicensed from Vertex
14	Accentia	10/28/05	212,000					p3-chronic rhinosinusitis, p3 lymphoma
15	CombinatoRx	11/9/05	114,000		114,000			6 p2a-immuno-inflamatory, 1 p1/2 cancer

16	Altus	1/26/06	210,000		210,000			p2 complete-CF, p2-growth disorders
17	Iomai	2/1/06	83,000	83,000	83,000	$83,000	$83,000	2 p1-flu vaccine patch, p1-diarrhea patch
18	SGX	2/1/06	60,000					p3-3rd line leukemia, multiple p1/2 starting
19	Valera	2/2/06	97,000					mkts prostate cancer, p3-early onset puberty
20	Acorda	2/10/06	81,000					p3-spinal cord injury, p2-MS
21	Alexza	3/8/06	137,000		137,000		137,000	p2a-migraines, p1-acute panic attacks, p1-acute agitation and schizophrenia
22	Targacept	4/12/06	127,000		127,000		127,000	p2 complete-AAMI, p2-alzheimers, p2-schizophrenia
23	Vanda	4/13/06	159,000					p3-schizophrenia, p3-insomnia,p2-excessive sleepiness
24	Novacea	5/9/06	104,000					p3-prostate cancer
25	Replidyne	6/27/06	219,000					p3-bronchitis, p2-acute otitis media, p1-skin/wound infections
26	Osiris	8/3/06	259,000					p3-steroid refractory GvHD
27	Trubion	10/17/06	157,000		157,000		157,000	p2b-rheumatoid arthritis
28	Cadence	10/24/06	198,000					p3-pain/fever, p3 catheter infection
29	Achillion	10/25/06	119,000		119,000		119,000	p2-HIV, p1b-HCV
30	Catalyst	11/7/06	55,000	55,000	55,000	55,000	55,000	p1-addiction
31	Emergent BioSolutions	11/14/06	280,000					market anthrax vaccine, p1-typhoid vaccine, p1-HBV vaccine, p1-strep vaccine

	Mean			$99,250	$122,308	$69,000	$113,000
	Median			$71,000	$127,000	$69,000	$123,000

Sirtris Pharmaceuticals, Inc
Enterprise Values Used

Grant Date	# of Options	Exercise Price	Fair Value of C/S	Expected Market Capitalization	IPO Weight	Implied Valuation from Preferred Stock Financing
2/28/2006	286,000	$0.79	$1.94	$118 mil	25%	$81 mil pre-Series C
8/30/2006	702,000	$1.10	$2.15	$140 mil	33%	$103 mil post-Series C
10/20/2006	6,000	$1.10	$2.26	$140 mil	33%	$103 mil post-Series C
12/15/2006	128,000	$3.15	$4.62	$178 mil	65%	$156 mil pre-Series C-1
2/13/2007	197,000	$5.99	$7.02	$215 mil	85%	$192 mil post-Series C-1
3/1/2007	211,000	$5.99	$7.54	$215 mil	95%	$192 mil post-Series C-1

Note: Series C totaling $22.8 million was completed in March/April 2006 and Series C-1 totaling $35.9 million was completed in January/February 2007

Exhibit A

Explanation of Column Headings in Previously Provided Spreadsheet

        "Fair Value of C/S"—This is the value of common stock derived as the output of the Probability Weighted Expected Return ("PWR") method described in the Practice Aid. This value was used as the fair market value in our calculations of stock based compensation expense under FAS123(R).

        "Enterprise Value Used"—The Company incorrectly used the term Enterprise Value in the spreadsheet. The Company should have used the heading Expected Market Capitalization since the Company did not adjust the values for cash or debt. The amounts are the expected pre-money valuations of an IPO at each valuation date. This amount was used in the PWR method in the IPO scenarios.

        "Preferred Stock Enterprise Value"—The Company incorrectly used the term Enterprise Value in the spreadsheet. The Company should have used the heading Implied Valuation from Preferred Stock since the Company did not adjust the values for cash or debt. The amounts were calculated by multiplying total shares outstanding by the price paid for our preferred stock either immediately prior to or following the relevant preferred stock financing, as indicated in the spreadsheet.

        The Company has included an updated spreadsheet which includes three changes:

  1.
  Change of "Enterprise Value" heading to "Expected Market Capitalization" as noted above.

  2.
  Change of "Preferred Stock Enterprise Value" heading to "Implied Valuation from Preferred Stock Financing" as noted above.

  3.
  Change "post-Series C-1" to "pre-Series C-1" for 12/15/2006.

Exhibit B

Methodology

        In our retrospective and contemporaneous valuations, we selected an Expected Market Capitalization for the IPO scenario based on a combination of our analysis of guideline companies as discussed above and the implied Expected Market Capitalization amounts as a result of our Series C and C-1 Preferred Stock financings.

  February 28, 2006

        We used an Expected Market Capitalization of $118 million for the IPO scenario for this retrospective valuation. This value was determined by looking at biotech companies with drug candidates in either Phase 1 or 2 clinical trials that completed their IPO in 2005 or 2006. Companies in the data set had a mean pre-money market capitalization of $122 million for 2005 and $113 million for 2006. Also, we considered the pre-money implied valuation of our Series C preferred stock of $81 million which was determined based on the price paid by the Series C investors. Since the Probability Weighted Expected Return ("PWR") method described in the Practice Aid requires you to use an estimated future value, we believe that $118 million is appropriate.

  August 30, 2006 and October 20, 2006

        We used an Expected Market Capitalization of $140 million for the IPO scenario for these two retrospective valuations which was derived from the $118 million used on February 28, 2006, increased by the $22 million in proceeds raised in Series C. The data from the guideline companies on these dates was the same as that discussed above, however, we increased the Expected Market Capitalization to $140 million to reflect the additional proceeds received from Series C.

  December 15, 2006

        We used an Expected Market Capitalization of $178 million for the IPO scenario for this retrospective valuation. Again, the data from the guideline Phase 1 and 2 companies was the same however, the pre-money implied valuation from our Series C-1 Preferred Stock, which was completed approximately one month later, was $156 million. We believe this value is a valid data point as the sale of Series C-1 Preferred Stock was a "market" transaction in which 73% of the shares were sold to independent or new investors.

  February 13, 2007 and March 1, 2007

        We used an Expected Market Capitalization of $215 million for the IPO scenario for this contemporaneous valuation. The implied post-money valuation from our Series C-1 financing completed in January and February 2007 was $192 million. If our initial public offering was completed at the mid-point of our filing range of $9 to $11 per share, our market capitalization would be $218 million (at the low end of the range it would be $196 million).

        The Expected Market Capitalization increased by $37 million from the December 2006 valuation to February 2007. This was caused by the completion of our Series C-1 financing which raised an additional $36.9 million.

Exhibit C

        The following replaces the text beginning with the third paragraph following the table on page 48 of Amendment No. 4 to Sirtris's S-1:

        In connection with the preparation of the consolidated financial statements for the year ended December 31, 2006 and in preparing for this initial public offering, we reexamined the valuations of our common stock during 2006. In connection with that reexamination, we prepared retrospective valuation reports of the fair value of our common stock for financial reporting purposes as of February 28, 2006, July 15, 2006 and December 15, 2006. We believe that the valuation methodologies used in the retrospective and contemporaneous valuations are reasonable and consistent with the Practice Aid. We also believe that the preparation of the retrospective valuations was necessary due to the fact that the timeframe for a potential initial public offering had accelerated significantly since the time of our initial valuations.

        In each of our retrospective valuations and in the contemporaneous valuation dated February 13, 2007, we used the market approach to estimate the future aggregate enterprise value of our company for each of the applicable valuation dates. In applying the market approach in the IPO scenario, we began by analyzing market valuations of initial public offerings of biotechnology companies since January 1, 2005. In analyzing the market valuations, we considered several factors related to a group of comparable companies including the status of clinical trials, the status of the intellectual property portfolios including patent applications, and the status of corporate partnerships and collaborations with large pharmaceutical companies. More specifically, we selected guideline companies that completed their initial public offerings in 2005 and 2006 and had at least one drug candidate in either Phase I or II clinical trials. We concluded that these factors were important in supporting the use of the market approach since they are the most significant indicators of the fact that the comparable companies operate in the same industry, are relatively similar in size and, most importantly, have a comparable stage of development. We selected an expected market capitalization based upon the mean market capitalization of a group of this group of guideline companies since there was no single company in this group that was more representative of our size and stage of development than the others. We also considered the implied enterprise value of our company based on the prices paid by our Series C and C-1 redeemable convertible preferred stock investors in March and April 2006 and in the contemporaneous valuation dated February 13, 2007, respectively, to validate and adjust the market capitalization obtained from the analysis of biotechnology company initial public offerings.

        In applying the market approach in the sale scenario, we analyzed sale transactions of biotechnology companies over a five-year period ended July 2006. We applied a transaction enterprise value of approximately $125 million. This transaction enterprise value was supported by published transaction values of companies with product candidates in similar stages of development as the Company estimates its product candidates would be in within the estimated three-year period until a sale or merger would be consummated.

        Finally, in applying the market approach in the dissolution scenario, we applied a transaction enterprise value of $50 million. This scenario assumes a sale of the Company's existing research and intellectual property at a value that would not allow the preferred stockholders to realize their liquidation value.

        In order to allocate the enterprise values we determined to our common stock, we used the Probability Weighted Expected Return method described in the Practice Aid. Under this method, the value of our common stock is estimated based upon an analysis of future values for our company assuming various future outcomes, the timing of which is based on the plans of our board and management. Share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us as well as the rights of each share class. The fair market value of our common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to our shareholders under each of three possible future scenarios. Two of the scenarios assume a shareholder exit, either through an initial public offering (IPO) or a sale of our company. The third scenario assumes a liquidation or dissolution of our company at a value that is less than the cumulative amounts invested by our preferred shareholders. For the IPO and sale scenarios, the estimated future and present values of our common stock were calculated using assumptions including: the expected pre-money or sale valuations based on the market approach discussed above; the expected dates of the future expected IPO or sale; and an appropriate risk-adjusted discount rate. For the dissolution or liquidation scenario, the estimated future and present values of our common stock were calculated using assumptions including: the aggregate enterprise value that could be attained through such a sale as discussed above; the expected date of the future dissolution and an appropriate risk-adjusted discount rate. Finally, the present value calculated for our common stock under each scenario was probability weighted based on our estimate of the relative occurrence of each scenario.

        In the retrospective valuations for February, August and October 2006, our assumptions for the three potential future outcomes were as follows: (i) we become a public company in the middle of 2007 (IPO Scenario), (ii) we are acquired in 2-3 years for a premium (sale scenario) and; (iii) we are acquired in 3-4 years for less than the liquidation value of preferred stock (dissolution scenario). In the retrospective valuation for December 2006 and the contemporaneous valuation for February 2007, we added a fourth potential future outcome which was a longer term IPO scenario, under which we would become a public company in approximately fifteen and nine months, respectively, from the grant date.

        We used a 25% probability weight for the IPO Scenario in our February 28, 2006 retrospective valuation and we increased this percentage in the later retrospective valuations as significant business milestones were achieved, as coverage of the company, its advisors and sirtuins by the popular and scientific press increased and as discussions with investment bankers and institutional investors increased in late 2006, such that the probability weight assigned to the IPO scenarios at July 15, 2006, December 15, 2006, February 10, 2007 and March 1, 2007, had increased to 33%, 65%, 85% and 95%, respectively. The increase in the probability weight assigned to the IPO scenario increased the value ascribed to our common stock. Under the IPO Scenario, the fair value of common stock was calculated using our expected aggregate enterprise valuations and a risk-adjusted discount rate of 35% through December 31, 2006 and 30% for February and March 2007 based on the estimated timing of our potential initial public offering with no lack of marketability discount. The risk-adjusted discount rate was based on the inherent risk of a hypothetical investment in our common stock. An appropriate rate of return required by a hypothetical investor was determined based on: (1) well established venture capital rates of return published in the Practice Aid for firms engaged in bridge financing in anticipation of a later IPO and (2) our calculated cost of capital. Our calculated cost of capital was developed based upon a quantitative and qualitative analysis of factors that would impact the discount rate. We selected the high end of the range of venture capital return rates for our stage of company due to the risks associated with the early stage of our clinical development activities, our intellectual property risks and the known high failure rate of biotechnology companies. In general, the closer a company gets to an initial public offering, the higher the probability assessment weighting is for the "public company" scenario. If different discount rates had been used, the valuations would have been different.

        The fair value of our common stock under the sale scenario was determined by reducing the total estimated enterprise value by the liquidation preference of those preferred shares that would receive more value based on their liquidation preference as opposed to converting to common stock, and the fair value of our common stock under the dissolution scenario was determined by reducing the total estimated enterprise value by the liquidation preferences of our Series A through C redeemable convertible preferred stock. In both scenarios the total estimated enterprise value was reduced by the repayment of the outstanding debt and a discount for lack of marketability of 15% in 2006 an zero in February and March 2007. After considering these factors, as well as the results of a number of empirical studies, IRS Revenue Ruling 77-287 involving the issue of discounts for lack of marketability and certain other company specific factors (such as the prospects for liquidity absent an IPO and the estimated volatility of our common stock), a 15% discount for lack of marketability was deemed appropriate to apply to the common stock in these two scenarios. If a different discount for lack of marketability was used, the valuations would have been different.

        The estimated fair market value of our common stock at each valuation date is equal to the sum of the probability weighted present values for each scenario. We have incorporated the fair values calculated in the retrospective valuations into the Black-Scholes option pricing model when calculating the stock-based compensation expense to be recognized for the stock options granted in 2006. The retrospective valuations generated per share fair values of common stock of $1.94, $2.15, $2.26, $4.62, $7.02 and $7.54, respectively at February, August, October and December 2006 and February and March 2007, respectively. This resulted in intrinsic values of $1.15, $1.05, $1.16, $1.47, $1.03 and $1.55per share, respectively at each grant date.